Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition

exceptions with respect to certain fundamental matters). Accordingly, we will consolidate the financial results of Fifth Street Holdings, Fifth Street Management and FSCO GP, and will record a non-controlling interest on our statement of financial condition for the economic interest in Holdings held by the other existing members, which initially will be the Holdings Limited Partners. Our acquisition of membership interests in Fifth Street Management and FSCO GP will be treated as a reorganization of entities under common control. Accordingly, the pro forma adjusted assets and liabilities assumed by us through this offering will be reported at Fifth Street Management's and FSCO GP's historical cost basis:

(g) Reflects the issuance of 8,000,000 shares of our Class A common stock in this offering at the assumed initial public offering price of $25.00 per Class A common share (the midpoint of the estimated price range set forth on the front cover of this prospectus), less estimated underwriting discounts of approximately $12.0 million, resulting in net proceeds of $188.0 million before estimated offering expenses of $3.0 million payable by us. Of the total net proceeds, $171.7 million are allocable to the Founding Principal and the remaining $16.3 million to the other Holdings' limited partners. In future reporting periods, non-controlling interests in Fifth Street Asset Management will be increased for the amortization of the unvested 86% Holdings LP Interests held by the Holdings Limited Partners ratably over the eight year vesting period.

(h) Reflects the use of the net proceeds from this offering of $188.0 million to purchase $171.7 million of Holdings LP Interests from the Founding Principal and $16.3 million of Holdings LP Interests from the other Holdings' Limited Partners;

(i) Reflects the impact of the tax receivable agreement, as described in ''Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,'' which results in an increase of $111.8 million in deferred tax assets, $95.0 million in liability to the TRA Recipients and $16.8 million in additional paid-in capital. The amounts recorded for both the deferred tax asset and the liability for our obligations under the tax receivable agreement have been estimated and reflect that payments under the tax receivable agreement will further increase the tax benefits and the estimated payments under the tax receivable agreement. All of the effects of changes in any of our estimates after the date of the purchase will be reflected in net income. The effect of any subsequent changes in tax rates will also be reflected in net income. Any future exchanges of Holdings LP Interests will be accounted for in a similar manner at the time of the exchange.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2014:

- on an actual basis; and
- on a pro forma basis after giving effect to:
  - (i) the reorganization transactions;
  - (ii) other adjustments that occur immediately prior to the offering;
  - (iii) the offering adjustments, including the sale of 8,000,000 shares of Class A common stock by us in this offering based on an assumed initial public offering price of $25.00 per share (the mid-point of the price range set forth on the cover page of this prospectus).

You should read the following table in conjunction with our combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Combined Financial Information" appearing elsewhere in this prospectus.

	As of June 30, 2014						
	Fifth Street Management Group Combined Actual	Reorganization Adjustments(3)(6)	Fifth Street Holdings L.P. Pro Forma	Other Adjustments(4)(6)	Fifth Street Asset Management Inc. Pro Forma	Offering Adjustments(5)(6)	Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering
	(dollars in thousands)						
Cash and cash equivalents	$ 390	$ —	$ 390	$ —	$ 390	$ —	$ 390
Cash and cash equivalents of Combined Funds	$ 6,996	$ —	$ 6,996	$	$ 6,996	$ —	$ 6,996
New revolving credit facility(1)(2)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Loan payable	4,000		4,000		4,000		4,000
Notes payable of Combined Funds	82,859		82,859		82,859		82,859
Redeemable non-controlling interests in Combined Fund	34,176		34,176		34,176		34,176
Members'/Stockholders' Equity:							
Non-controlling interests in Combined Fund	20,487		20,487		20,487		20,487
Non-controlling interests	—		—	(16,274)	(16,274)	16,274	—
Class A common stock, $0.01 par value per share, 500,000,000 shares authorized, 8,000,000 shares issued and outstanding on a pro forma, as adjusted basis						80	80
Class B common stock, $0.01 par value per share, 50,000,000 shares authorized, 40,908,816 shares issued and outstanding on a pro forma and pro forma, as adjusted basis				409	409		409
Additional paid-in capital	—		—		—	13,687	13,687
Members' equity	19,157	(35,431)	(16,274)	16,274	—		—
Retained earnings (deficit)	—		—		—		—
Total Members'/Stockholders' Equity	39,644	(35,431)	4,213	409	4,622	30,041	34,663
Total capitalization	$160,679	$(35,431)	$125,248	$ 409	$125,657	$30,041	$155,698

(1) We expect that our subsidiaries will enter into a proposed new revolving credit facility with one or more lenders at or around the time of this offering to, among other uses, seed future investment strategies.

Unaudited Condensed Combined Pro Forma Statement of Financial Condition
As of June 30, 2014
(in thousands)

	Fifth Street Management Group Combined Historical	Reorganization Adjustments[1]	Fifth Street Holdings L.P. Pro Forma	Other Adjustments[2]	Fifth Street Asset Management Inc. Pro Forma	Offering Adjustments[3]	Fifth Street Asset Management Inc. Pro Forma, as Adjusted for the Offering
ASSETS							
Cash and cash equivalents	$ 390		$ 390		$ 390	$ 188,000[g] (188,000)[h]	$ 390
Management fees receivable	22,560		22,560		22,560		22,560
Prepaid expenses	542		542		542		542
Due from affiliates	1,377		1,377		1,377		1,377
Fixed assets, net	8,380		8,380		8,380		8,380
Other assets	3,656		3,656		3,656	(1,117)[g]	2,539
Deferred tax asset	—		—		—	111,784[i]	111,784
Assets of Combined Funds:							
Cash and cash equivalents	6,996		6,996		6,996		6,996
Investments, at fair value	159,855		159,855		159,855		159,855
Interest receivable	208		208		208		208
Unsettled trades receivable	26,071		26,071		26,071		26,071
Deferred financing costs	1,029		1,029		1,029		1,029
TOTAL ASSETS	$231,064	$ —	$231,064	$ —	$231,064	$ 110,667	$341,731
LIABILITIES AND MEMBERS'/STOCKHOLDERS' EQUITY							
LIABILITIES:							
Accounts payable and accrued expenses	$ 4,291		$ 4,291		$ 4,291	$ 1,883[g]	$ 6,174
Accrued compensation and benefits	5,364		5,364		5,364		5,364
Due to former member	3,430		3,430		3,430		3,430
Due to members	—	$ 16,274[a]	16,274		16,274	(16,274)[h] 95,017[i]	95,017
Distribution payable	—	19,157[b]	19,157	$ (409)[f]	18,748		18,748
Loan payable	4,000		4,000		4,000		4,000
Due to affiliates	143		143		143		143
Deferred rent liability	2,918		2,918		2,918		2,918
Liabilities of Combined Funds:							
Accounts payable and accrued expenses	44		44		44		44
Securities sold short at fair value	1,602		1,602		1,602		1,602
Unsettled trades payable	51,736		51,736		51,736		51,736
Interest payable	857		857		857		857
Notes payable	82,859		82,859		82,859		82,859
TOTAL LIABILITIES	157,244	35,431	192,675	(409)	192,266	80,626	272,892
COMMITMENTS AND CONTINGENCIES							
REDEEMABLE NON-CONTROLLING INTERESTS	34,176		34,176		34,176		34,176
NON-CONTROLLING INTERESTS IN COMBINED FUND	20,487		20,487		20,487		20,487
NON-CONTROLLING INTERESTS	—		—	(16,274)[c]	(16,274)	16,274[g]	—
MEMBERS'/STOCKHOLDERS' EQUITY:							
Class A common stock	—		—		—	80[g]	80
Class B common stock	—		—	409[f]	409		409
Additional paid-in capital	—		—		—	171,646[g] (3,000)[g] (171,726)[h] 16,767[i]	13,687
Members' equity	19,157	(16,274)[a] (19,157)[b]	(16,274)	16,274[c] —[d] —[e]	—		—
Retained earnings	—		—		—		—
TOTAL MEMBERS'/STOCKHOLDERS' EQUITY	39,644	(35,431)	4,213	409	4,622	30,041	34,663
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS'/STOCKHOLDERS' EQUITY	$231,064	$ —	$231,064	$ —	$231,064	$ 110,667	$341,731

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial information.

FIFTH STREET MANAGEMENT GROUP

Combined Statements of Financial Condition

	Pro Forma as of June 30, 2014	As of June 30, 2014	As of December 31, 2013
	(unaudited) (Note 13)	(unaudited)	
ASSETS			
Cash and cash equivalents	$ 389,674	$ 389,674	$ 4,015,728
Management fees receivable (includes Part I Fees of $8,958,572 and $9,054,422 at June 30, 2014 and December 31, 2013, respectively)	22,560,267	22,560,267	21,409,763
Prepaid expenses	541,938	541,938	142,033
Due from affiliates	1,376,844	1,376,844	3,848,491
Fixed assets, net	8,379,796	8,379,796	1,436,681
Other assets	3,655,923	3,655,923	2,652,975
Assets of Combined Funds:			
Cash and cash equivalents	6,995,801	6,995,801	—
Investments at fair value	159,854,778	159,854,778	—
Interest receivable	208,531	208,531	—
Unsettled trades receivable	26,071,750	26,071,750	—
Deferred financing costs	1,028,728	1,028,728	—
TOTAL ASSETS	$231,064,030	$231,064,030	$33,505,671
LIABILITIES AND MEMBERS' EQUITY			
LIABILITIES:			
Accounts payable and accrued expenses	$ 4,290,881	$ 4,290,881	$ 1,198,205
Accrued compensation and benefits	5,363,267	5,363,267	538,035
Due to former members	3,429,736	3,429,736	2,093,437
Due to members	16,274,000	—	—
Distribution payable	18,748,000	—	—
Loan payable	4,000,000	4,000,000	4,000,000
Due to affiliates	143,130	143,130	2,671,334
Deferred rent liability	2,917,576	2,917,576	1,980,146
Liabilities of Combined Funds:			
Accounts payable and accrued expenses	44,026	44,026	—
Securities sold short at fair value	1,602,268	1,602,268	—
Unsettled trades payable	51,736,250	51,736,250	—
Interest payable	856,653	856,653	—
Notes payable	82,859,249	82,859,249	—
TOTAL LIABILITIES	192,265,036	157,243,036	12,481,157
COMMITMENTS AND CONTINGENCIES			
REDEEMABLE NON-CONTROLLING INTERESTS IN COMBINED FUND	34,176,418	34,176,418	—
NON-CONTROLLING INTERESTS IN COMBINED FUND	20,487,341	20,487,341	—
NON-CONTROLLING INTERESTS	(16,273,765)	—	—
CLASS B COMMON STOCK	409,000	—	—
MEMBERS' EQUITY	—	19,157,235	21,024,514
TOTAL EQUITY	4,622,576	39,644,576	21,024,514
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$231,064,030	$231,064,030	$33,505,671

All management fees are earned from affiliates of the Company. See notes to combined financial statements.

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition

- recognition of a liability in the amount of $16.3 million representing the fair value of the interests that will be repurchased (at the assumed offering price), with additional compensation expense representing the value of the liability in excess of previously recognized compensation expense; and

- reclassification to compensation expense (from equity) of previous distributions relating to the repurchased interests.

(b) Reflects the recognition of distributions payable of $19.2 million to the previous members of Fifth Street Management, which relates to undistributed earnings generated through the ordinary course of business through June 30, 2014. As of the date of this Registration Statement, approximately $14.0 million of this amount has been paid with cash generated from operations, and upon an initial public offering, we will issue notes payable in satisfaction of the remaining $5.2 million of undistributed earnings.

We expect that there will be future distributions of undistributed earnings generated through the ordinary course of business subsequent to June 30, 2014 through the date of this offering of approximately $10.0 million which will also be satisfied through the issuance of notes payable. These amounts are subject to finalization in connection with our year-end audit and the year-end audits of FSC and FSFR, as well as the completion of the associated tax returns. We intend to use our proposed new revolving credit facility to repay all amounts owed under these notes payable in the fourth quarter of 2014 and first quarter of 2015.

(2) Other Adjustments

(c) Represents the reclassification of the $16.3 million in fair value of the Holdings LP Interests, other than the Founding Principal, from members' deficit to non-controlling interest as a result of the equity-to-liability modification accounting discussed in adjustment (a).

As described in "Our Structure and Reorganization," Fifth Street Asset Management Inc. will become the sole general partner of Fifth Street Holdings. Immediately following this offering, we will have an approximate 16.0% economic interest in Fifth Street Holdings and, as general partner, sole voting power and control over its management. This adjustment reflects the reclassification from controlling interest in equity of Fifth Street Management Group to non- controlling interests in Fifth Street Holdings of the 84.0% Holdings LP Interests to be held directly by the Holdings Limited Partners following our reorganization.

(d) Reflects the net effect of a capital contribution and compensation expense recognized upon the settlement by the Founding Principal of previously vested equity awards granted to a Principal and two former members in the amount of $5.1 million which have no net impact on members' equity.

(e) Reflects the net effect of a capital contribution and compensation expense recognized upon the one-time payment by the Founding Principal to settle certain employees' interests in Part I fees in the amount of $2.0 million held in Fifth Street Management upon the effectiveness of the registration statement of which this prospectus forms a part.

(f) Represents the issuance to the Principals of 40,908,816 shares of our Class B common stock with a par value of $0.01 per share.

(3) Offering Adjustments

In this offering, we will offer shares of Class A common stock representing 100% of our issued and outstanding Class A common stock. We will use the net proceeds of this offering to purchase a portion of the Holdings LP Interests from the Holdings Limited Partners. Following this offering and our purchase of Holdings LP Interests, we will own 16.0% of the Holdings LP Interests. We will become the sole general partner of Fifth Street Holdings, which will be the sole member of both Fifth Street Management and FSCO GP, the entities through which we operate our business. We will have an approximate 16.0% economic interest in Fifth Street Holdings and, as general partner, sole control over its management (subject to certain limited

Notes to Unaudited Condensed Combined Pro Forma Statements of Income

Adjusted Net Income — Pro Forma

Adjusted Net Income is a non-GAAP measure that represents net income excluding (i) one-time compensation-related charges including the amortization of equity-based awards, (ii) non-recurring underwriting costs relating to the initial public offering of FSFR and (iii) non-recurring professional fees incurred in connection with this offering. We believe the exclusion of these items provides investors with a meaningful indication of our core operating performance and Adjusted Net Income is evaluated regularly by our management as a decision tool for deployment of resources. We believe that reporting Adjusted Net Income is helpful in understanding our business and that investors should review the same supplemental non-GAAP financial measures that our management uses to analyze our performance. Adjusted Net Income has limitations as an analytical tool and should not be considered in isolation or as a substitute for analyzing our results prepared in accordance with GAAP. The use of Adjusted Net Income without consideration of related GAAP measures is not adequate due to the adjustments described above. This measure supplements and should be considered in addition to and not in lieu of the results of operations discussed below, which are prepared in accordance with GAAP.

The following table is a reconciliation of net income attributable to non-controlling interests in Fifth Street Asset Management for the six months ended June 30, 2014 and the year ended December 31, 2013 to Adjusted Net Income on a pro forma and as adjusted basis for the comparable period giving pro forma effect to the reorganization and other adjustments and the offering transactions and the use of the estimated net proceeds from this offering as described under "Use of Proceeds," as if such transactions occurred on January 1, 2013.

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Net income attributable to controlling interests in Fifth Street Asset Management – Pro Forma, as adjusted	$ 1,934	$ 3,135
Adjustments:		
Compensation-related charges	9,403	8,925
FSFR initial public offering underwriting costs	—	5,700
Professional fees	660	—
Net income attributable to non-controlling interests in Fifth Street Asset Management	16,894	27,372
Adjusted Net Income – Pro forma, as adjusted[1]	$28,891	$45,132

(1) Amounts exclude income tax expense allocable to the controlling interests in Fifth Street Asset Management in the amounts of $1.3 million and $2.1 million, for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively.